1700 K Street, NW, Fifth Floor Washington, D.C. 20006-3817 PHONE 202.973.8800 FAX 202.973.8899 www.wsgr.com

Robert H. Rosenblum

Email: rrosenblum@wsgr.com

Direct Dial: 202-973-8808

July 1, 2019

David Gessert

Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance, Office of Financial Services

100 F Street, NE

Washington, DC 20549

Re:                             Blockstack Token LLC

Offering Statement on Form 1-A

Filed May 16, 2019
File No. 024-10986

Dear Mr. Gessert:

Blockstack PBC (together with its consolidated subsidiaries, including Blockstack Token LLC, “Blockstack,” the “Company” or “we”) respectfully submits this supplemental correspondence to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Offering Statement on Form 1-A (the “Offering Statement”) and the offering circular contained therein (the “Offering Circular”).

The Company wishes to inform the Staff that it has determined to account for its Simple Agreement for Future Token (“SAFT”) Stacks Token issuances as research and development arrangements under ASC 730-20 (Research and Development Arrangements), which has no effect on its financial position, results of operations, or cash flows as presented in its consolidated financial statements as of and for the year ended December 31, 2018 and 2017.  The Company also proposes to restate its 2018 and 2017 consolidated financial statements to change the way revenue is recorded with respect to funds received from purchasers who received Stacks Tokens through Blockstack Token Fund QP, L.P. and Blockstack Token Fund AI, L.P. (the “LP funds”), in recognition that the LP funds are consolidated entities.  With respect to the LP fund

AUSTIN   BEIJING   BOSTON   BRUSSELS   HONG KONG   LONDON   LOS ANGELES   NEW YORK   PALO ALTO
SAN DIEGO   SAN FRANCISCO   SEATTLE   SHANGHAI   WASHINGTON, DC   WILMINGTON, DE

Securities and Exchange Commission

Division of Corporation Finance, Office of Financial Services

July 1, 2019

issuances, the Company will no longer reflect non-refundable amounts received as revenue over the period in which it performs development services, but will instead recognize this revenue upon distribution of Stacks Tokens to the LP fund members (along with the revenue that is triggered upon achievement of the First Milestone (as such term is defined in the Offering Circular)).

We also reviewed our presentation of the gain on distribution of the Stacks Tokens to the LP fund members (as well as the SAFT purchasers) as “Revenue from Token issuances” in our consolidated results of operations, and continue to believe it is appropriate.  The gain results from the difference between the carrying value of the Stacks Token on the Company’s books (zero) versus its fair value; the Company expects that it will record revenue as a result of this difference (assuming that the fair value of the Stacks Token is greater than zero) every time it disburses a Stacks Token — an intangible asset - to a purchaser.  In the case of the Token distribution to the LP fund purchasers, the fact that they are also members of the LP funds is not relevant.  In addition, the substance of this transaction is the same as our SAFT and other Stacks Token issuances, and treating this gain as “below the line” rather than as revenue does not increase transparency or faithfully depict the nature of the transaction.  To date, the funds received from the Stacks Token purchasers is the way the Company has been compensated for its network development activities, and a characterization of some of these earnings as revenue and some as other income is inconsistent with the underlying nature of the transactions and will likely confuse users of our financial statements.

We have also reviewed our obligations to Stacks Token purchasers to address the concerns you expressed as to whether there are explicit or implied promises made to the Token purchasers to continue to enhance the network or the Token functionality.  In this regard, we note that the two legal agreements entered into between the Company (or its affiliates) and the SAFT purchasers were a SAFT purchase agreement (the “SAFT Purchase Agreement”) and the SAFT itself.  Neither provide ongoing enforceable obligations against the Company or its affiliates following delivery of the Stacks Tokens, either generally or specifically with respect to the Stacks Tokens’ continuing functionality.

With respect to the SAFT Purchase Agreement, all of the Company’s obligations under that agreement were satisfied upon delivery of the SAFT.  Although “Offering Materials” were included with the SAFT Purchase Agreement relating to the tokens, including white papers, and the purchase of the tokens was made subject to any terms and conditions contained in them, the

Securities and Exchange Commission

Division of Corporation Finance, Office of Financial Services

July 1, 2019

purchasers agreed in the purchase agreement that the offering materials did not provide purchasers with enforceable promises or guarantees regarding the future of the tokens.  Specifically, in Section 2.6(d) of the SAFT Purchase Agreement, purchasers agree that “neither the Company nor anyone on its behalf has made any representations (whether written or oral) to the Purchaser regarding the future value of the SAFT or the future value or utility of the Tokens….” In Section 2.6(e), furthermore, purchasers agree to the lack of continuing obligations against the Company generally: “[t]he purchase of Tokens (i) does not provide Purchaser with rights of any form with respect to the Company or its revenues or assets, including, but not limited to, any voting, distribution, redemption, liquidation, proprietary (including all forms of intellectual property), or other financial or legal rights….”  Purchasers also agree in Section 2.6(a) of the SAFT Purchase Agreement that in the event of any differences between the terms of the Offering Materials and the terms of the SAFT Purchase Agreement, the terms of the SAFT Purchase Agreement control.

Further, the SAFT itself terminated upon the issuance of the Stacks Tokens in November 2018.   This termination was pursuant to Section 1(e)(i) of the SAFT, which states that the SAFT terminates upon the issuance of the tokens to the purchaser upon the satisfaction of the Milestone.   “Milestone” is defined to mean that “the Network is operational with Token functionality as determined by the Company in its sole discretion;”  “Network” is in turn defined to mean “the network of decentralized applications permitting users to own their application data directly using blockchain technology sponsored by” Blockstack PBC.   As it has previously discussed in its response letters to previous Staff comments, Blockstack PBC determined that it had achieved this milestone in November 2018 upon creation of the genesis block of the Stacks blockchain and delivery of the tokens to purchasers; this determination concurrently terminated the SAFTs.  The advisory committee to Blockstack Token Fund AI, L.P. and Blockstack Token Fund QP, L.P., which contains representatives independent of the Company, made the same determination later that year with respect to the milestone’s satisfaction.  Furthermore, none of the provisions of the SAFT that survive termination impose any substantive obligations on the Company.

We note that there are continuing obligations to LP fund members at this time, as the Second Milestone has not been met.  However, upon the satisfaction of the Second Milestone (as defined in the Offering Circular), or the payment of the refund obligation owed under the LP partnership agreements to LP members upon failure to satisfy the Second Milestone by January 30, 2020, and the subsequent dissolution of the LP funds, we anticipate that the Company will

Securities and Exchange Commission

Division of Corporation Finance, Office of Financial Services

July 1, 2019

cease to owe any ongoing enforceable obligations to the LP members, other than as customary for a general partner following the dissolution of a partnership, including, for example, obligations with respect to confidentiality and the liquidation of each partnership’s assets.  In particular, the same provisions referenced above in Section 2.6 of the SAFT Purchase Agreement are present in the subscription agreements pursuant to which LP members purchased Stacks Tokens through the LP funds, and the dissolution of the LP funds is expected to leave the Company and its affiliates with no substantive obligations under any agreement with the LP fund members, other than the customary post-dissolution obligations referenced above.

We further note that the Company has no intention of refunding the SAFT purchase amounts under any circumstances. Further, the Company has reviewed the “offering materials” and public statements of the Company relating to the SAFTs, and the Company believes there are no surrounding conditions under which the Company would repay any of the SAFT purchase amounts.  If the Second Milestone is met prior to January 30, 2020, the Company anticipates the foregoing would also be true of the LP member purchase amounts.

In light of the above, the Company proposes to make the following changes to its revenue recognition policy as described in its consolidated financial statements for the years ended December 31, 2018 and 2017.  The Company’s disclosures in the Offering Circular would be changed so that they are consistent with the proposed treatment.

Revenue Recognition

The Company accounts for its token issuances as research and development arrangements under ASC 730-20, Research and Development Arrangements (“ASC 730-20”).  At the time of the token issuances, and prior to achievement of the First Milestone, the Company faced significant hurdles in developing a live, decentralized network with token functionality, so technological feasibility had not been established, and all of the Company’s development costs were expensed.

With respect to the SAFT issuances, non-refundable consideration received (20% of total proceeds received from these purchasers) was recognized over the estimated development period in proportion to development costs incurred over total estimated costs.  80% of the total proceeds received was potentially refundable; pursuant to the terms of the SAFTs, a SAFT terminates upon the earlier to occur of certain events, including the issuance of Tokens to the SAFT purchaser upon the satisfaction of  the First Milestone, the payment of amounts payable to the SAFT purchaser upon the failure to achieve the First Milestone by January 30, 2019 or prior to the dissolution of Blockstack, or the determination by the Company that it would not satisfy the First Milestone.  If the SAFT terminated without satisfaction of the First Milestone, 80% of the

Securities and Exchange Commission

Division of Corporation Finance, Office of Financial Services

July 1, 2019

SAFT purchaser’s purchase amount for her SAFT would have been refundable.  Amounts received from these purchasers that were refundable in the event that the First Milestone was not achieved by January 30, 2019 and the non-refundable consideration that was not yet earned were shown as held for SAFT investors and deferred revenue, respectively, on the Company’s 2017 consolidated balance sheet.  At all times prior to the issuance of the Tokens pursuant to the SAFTs, the aggregate amount of these liabilities was at least as large as the Company’s potential refund obligations pursuant to the SAFTs.

At the time of achievement of the First Milestone in November 2018, the Company issued the Tokens to the SAFT purchasers, and all remaining consideration (i.e., 80% of the proceeds received) was recognized as revenue.  Upon achievement of the First Milestone, the Company concluded that it had fulfilled its obligations to the SAFT purchasers, and the Company has no remaining contractual obligations with respect to the further development of the network or the enhancement of the Tokens issued, or with respect to any refunds.  Further, Blockstack has determined that there are no surrounding conditions that would make it probable that Blockstack would repay any of the SAFT purchase amounts regardless of Stacks Token delivery.

The Company consolidates the LP funds and Employee LLC; refundable portions of the LP funds’ investment and the outstanding portions of Employee LLC are classified as a non-controlling interest rather than a liability. With respect to the LP issuances, similar to the SAFT issuances, 80% of the total proceeds received were potentially refundable.  Pursuant to the terms of the  LP partnership agreements, the LP funds would dissolve upon failure to meet the First Milestone by January 30, 2019 (as determined by the Advisory Committee), and will dissolve in any event on January 30, 2020; in the event that the Company had failed to meet the First Milestone prior to dissolution, 80% of the LP member’s purchase amount for her Stacks Tokens would have been refundable; in the event that the Company fails to meet the Second Milestone (having met the First Milestone), only 40% of the LP member’s purchase amount for her Stacks Token would be refundable.  The non-refundable consideration (20%) was not recognized as revenue over the development period as the LP funds are consolidated entities and it was shown as deferred revenue on the Company’s 2017 consolidated balance sheet.  Upon achievement of the First Milestone, however, the Company issued the Tokens to the LP funds, and these were distributed outside of the consolidated entity to the LP fund investors.  We concluded that this was a non-monetary transaction (a non-reciprocal transaction with owners), that the Company should account for at fair value, but limited to amounts that remain nonrefundable to the LP investors in the event that the Second Milestone is not achieved, in accordance with ASC 730-20.  Accordingly, the Company recorded revenue of $15.7 million from the LP fund purchasers upon achievement of the First Milestone and for the year ended December 31, 2018.  See Note 4 for a discussion of future distributions from the LP funds.  The Company does not expect to recognize further revenue from the LP fund issuances regardless of whether the Second Milestone is achieved.

For the years ended December 31, 2018 and 2017, the Company recognized revenue from the following token issuances (in thousands):

Securities and Exchange Commission

Division of Corporation Finance, Office of Financial Services

July 1, 2019

Customer	December 31, 2018		December 31, 2017
	(Restated)		(Restated)
Officers, directors, shareholders and employees	$36	(1)	$3
LP funds	15,749	(2)	0	(2)
SAFTs	20,978		191
Total revenue from token sale	36,763		$194

(1) The previously reported amount was $540. See Note 2 regarding the restatement of revenue related to the transfer of Tokens to Employee LLC.

(2)  Revenue related to the LP fund issuances was previously recorded at $13,019 and $210 for the years ended December 31, 2018 and 2017.  See Note 2 regarding the restatement of revenue related to the LP fund issuance.

Substantially all of the Company’s research and development expenses for the years ended December 31, 2018 and 2017 relate to the agreements above.

Because technological feasibility of the network with token functionality was achieved at the time of the First Milestone, the Company continues to expense all further research and development costs.

The vouchers issued by the Company to potential investors do not contain enforceable rights and obligations. As such, the Company concluded that the voucher issuance has no accounting consequences.

* * *

If the Staff has any questions or comments concerning the foregoing, or requires any further information, please contact me at the number or email above.  The Company intends to request that the Staff declare the Offering Statement qualified as of July 9, 2019.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum